VIA EDGAR

June 18, 2025

Mr. Michael Rosenberg

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	ProShares Trust (the “Trust”) (File Nos. 333-89822, 811-21114)

Dear Mr. Rosenberg,

On March 28, 2025, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post- Effective Amendment Nos. 331 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 340 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed to add three new series, ProShares S&P 500 Dynamic Buffer ETF (formerly, ProShares S&P 500 Dynamic Daily Buffer ETF), ProShares Nasdaq-100 Dynamic Buffer ETF (formerly, ProShares Nasdaq-100 Dynamic Daily Buffer ETF), and ProShares Russell 2000 Dynamic Buffer ETF (formerly, ProShares Russell 2000 Dynamic Daily Buffer ETF) (each, a “Fund,” and collectively, the “Funds”).

We received comments from you relating to the Amendment, dated May 13, 2025. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below to each such comment. The Trust will file one or more Post-Effective Amendments to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (collectively, the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Funds’ prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes. Capitalized terms not otherwise defined herein will have the same meaning as in the Amendment.

1.Comment: The Staff notes that the methodology for the S&P 500 Daily Buffer Index consists of a long position in the total return index and three S&P 500 options: (1) a short call; (2) a long put; and (3) a short put. Please consider tracking this language in the prospectus.

Response: The Trust has revised the principal investment strategy in response to this comment to state:

The Index is designed to replicate a patent-pending Dynamic Buffer Strategy developed by ProShare Advisors that aims to provide upside participation in an index up to a daily cap, with a buffer designed to protect against the first 1% to as much as 5% of any loss each day. Both the cap and the protection of the buffer adjust proportionally – the higher the expected volatility, the higher the cap and the larger the buffer.

The Index measures the performance of this Dynamic Buffer Strategy based on the S&P 500 Index using a long position in the S&P 500 Index along with three different S&P 500 Index options that have one day to expiration.

The long position in the S&P 500 Index is designed to measure the performance of 500 of the largest companies listed and domiciled in the U.S.

The three S&P 500 Index options include a purchased put, a written put, and a written call. Put options are contracts that give the buyer the right, but not the obligation, to sell an underlying security at a specified price (“strike price”) on a specific date (“expiration date”). Call options are contracts that give the buyer the right, but not the obligation, to buy an underlying security at a specified price (“strike price”) on a specific date (“expiration date”).

The purchased put options measured by the Index are approximately at-the-money S&P 500 Index put options with one day to expiration. The strike price for these purchased put options creates a buffer that protects against losses in the S&P 500 Index.

The written put options measured by the Index are out-of-the money S&P 500 Index put options with one day to expiration. The strike price for these written put options limit the size of the buffer. The size of the buffer will vary each day based on expected volatility as measured by a volatility index. The targeted size of the buffer is subject to a 1% minimum and 5% maximum.

The written call options measured by the Index are out-of-the-money S&P 500 Index call options with one day to expiration. The strike price for these options creates a cap on the upside participation in the S&P 500 Index. The size of the cap will vary each day based on expected volatility as measured by a volatility index (e.g., Cboe Volatility Index).

While this disclosure does not exactly track the description provided in the index methodology, the Trust believes the revised disclosure describes the index methodology consistent with the plain English requirement of Rule 421.

2.Comment: The Staff requests that the Trust disclose whether there is a minimum daily cap or target buffer.

Response: The Trust has revised the principal investment strategy to include the requested disclosure as noted above in response to Comment 1. In addition, the Trust has revised the Dynamic Buffer Strategy Risk for ProShares S&P 500 Dynamic Buffer ETF to state:

Dynamic Buffer Strategy Risk – The Index is designed to replicate the performance of a Dynamic Buffer Strategy that aims to provide upside participation in the S&P 500 Index up to a daily cap, with a buffer designed to protect against the first 1% to as much as 5% of any loss each day. The upside participation in the S&P 500 Index is limited by a daily cap that is adjusted each day based on expected volatility. Similarly, the size of the buffer adjusts each day based on expected volatility.

The following table illustrates the impact of expected market volatility on the level of the daily cap and the size of the daily buffer. The table uses hypothetical market volatility levels to illustrate the impact of market volatility on the daily cap and daily buffer. It does not represent actual returns and does not reflect the impact of fund fees and expenses. Fund fees and expenses may reduce upside participation and the downside protection.

The historical average daily volatility index and index returns for the five-year period ended April 30, 2025 are provided below. Historical volatility and index performance do not predict future volatility and index performance.

There can be no guarantee that the Dynamic Buffer Strategy will provide the target level of protection against downside losses or provide upside participation in the S&P 500 Index. The Fund’s target buffer and target cap are determined based on the value of the S&P 500 Index and the Cboe Volatility Index at the close of each business day. Investors that trade intraday should not expect the target buffer and target cap to apply based on the value of the S&P 500 and Cboe Volatility Index at the time they purchase shares.

•Downside Buffer Risk – The Dynamic Buffer Strategy is designed to protect against the first 1% to as much as 5% of losses each day. If the Fund is successful in achieving its investment objective, you will lose money if the S&P 500 Index falls more than the target buffer. There can be no guarantee that the Dynamic Buffer strategy will be successful in protecting against any level of downside losses. The Fund does not provide principal protection. You may lose money.

•Upside Participation Risk – The Dynamic Buffer Strategy seeks to provide upside participation in the S&P 500 Index up to a daily cap. If the Fund is successful in achieving its investment objective, you will not capture the upside return of the

S&P 500 Index if the S&P 500 Index rises more than the target cap. There can be no guarantee that the Dynamic Buffer strategy will provide upside participation even in rising markets.

As a result of the Dynamic Buffer Strategy, the Fund may underperform the S&P 500 Index during some periods. For example, in periods of above average S&P 500 Index returns, the Fund may underperform the S&P 500 Index. Above average market volatility may increase the extent of the underperformance. In addition, in periods of flat or declining S&P 500 Index performance, a Dynamic Buffer strategy utilizing options with one day to expiration may underperform traditional buffer strategies based on weekly or monthly options.

The Trust has similarly revised the Dynamic Buffer Strategy Risk for ProShares Nasdaq-100 Dynamic Buffer ETF and ProShares Russell 2000 Dynamic Buffer ETF.

3.Comment: Due to the unique nature of the risks associated with the Funds, please consider adding cover page disclosures that include the following: (1) that the Funds are not intended to be used by, and are not appropriate for, investors who do not intend to actively monitor and manage their portfolios; (2) the Funds present different risks from other funds; and, (3) the Funds may only be suitable for knowledgeable investors who understand how the Funds operate.

Response: The Trust appreciates the Staff’s comment but does not believe the requested disclosures are appropriate for Dynamic Buffer Strategy ETFs such as the Funds that adjust their buffer and upside cap on a daily basis. The Funds are designed to serve as buy and hold investments that provide a risk profile similar to, or more conservative than, an investment in a bellwether equity index. The Funds’ daily Dynamic Buffer Strategy differs from conventional buffer ETFs which have longer “buffer periods” (e.g., monthly or quarterly) and which may produce unexpected outcomes for investors who do not hold their shares for the full and longer-term buffer period. The use of options with one day to expiration allows the target buffer and the target cap to adjust with market movements and use of a volatility mechanism to set the strike price for the written options allows the size of the buffer and level of the cap to shift with market volatility. The Dynamic Buffer Strategy was specifically designed to avoid the pitfalls of conventional buffer products that may require investors to actively monitor and manage their portfolios, may create additional risks for investors who do not purchase from inception, and may produce unexpected outcomes.

The Trust notes that use of the word “Daily” in each Funds’ name may have caused confusion given that certain registrants include “Daily” in the name of funds that have a daily investment objective. To avoid such confusion, the Trust has removed “Daily” from each Fund’s name.

4.Comment: Please confirm whether the daily cap and target buffer will always increase and decrease by the same percentage each day. If not, please explain under what circumstances would those percentages differ?

Response: The Trust confirms that the target cap and the target buffer will not always increase and decrease by the same percentages. As noted above in response to Comment 2, the Trust has revised the Dynamic Buffer Strategy Risk to include a more detailed explanation of how the target cap and target buffer are established.

5.Comment: Please explain when the Funds strategy is expected to achieve its highest returns and when the Fund’s strategy is expected to underperform the index.

Response: The Trust confirms that the Dynamic Buffer Strategy Risk as noted above in response to Comment 2 provides examples of when the Fund’s strategy is expected to underperform the underlying equity index. The Trust respectfully declines to include in the registration statement a statement regarding when the Fund is expected to achieve its highest returns.

6.Comment: Please disclose that there is no guarantee that the fund will be successful in its attempt to provide buffered returns. Please disclose that the buffer is provided prior to taking into account any fees or expenses charged to the Funds, and that these fees and expenses will have the effect of reducing the buffer.

Response: The Trust has revised the Dynamic Buffer Strategy Risk to include the requested disclosures as noted above in response to Comment 2.

7.Comment: Please disclose what the typical cap will be and explain that the cap will be determined on a daily basis. Please elaborate as to whether the cap and the buffer will be at the same level. Please disclose whether the level of the cap is before any fees or expenses and whether such fees and expenses will reduce the cap amount. Lastly, please describe any impact of buying shares at the market open versus buying shares throughout the day, and where an investor can obtain information on that specific day’s cap and buffer.

Response: The Trust has revised the Dynamic Buffer Strategy Risk to include the requested disclosures as noted above in response to Comment 2.

8.Comment: Please disclose whether the Index is a price return index or a total return index.

Response: The Trust confirms that each index is a total return index.

9.Comment: The Staff notes that on page 5 of the Prospectus, there are two sections entitled “Equity Securities” and “Derivatives,” respectively. The Staff notes that the disclosures referenced describe swap agreements and futures contracts. Please supplementally explain whether the Fund will use swap agreements and futures contracts to track the option-only sub-index. Please disclose whether the Funds will also be investing in options as the Option Strategy Risk listed under the Principal Risks section describes covered call options.

Response: The Trust confirms that the Fund intends to obtain exposure to the long equity portion of the index primarily through investments in equity securities but may also use S&P 500 Index futures to obtain a portion of its exposure. The Trust further confirms the Fund primarily intends to obtain exposure to the dynamic buffer option strategy through swap agreements that utilize a related options-only sub-index as a reference asset. The Trust confirms it does not intend to invest principally in options and will revise the Option Strategy Risk to clarify the Fund’s investments as requested.

10.Comment: For the ProShares Nasdaq-100 Dynamic Buffer ETF, please disclose that the Fund’s index has significant exposure to the Information Technology sector.

Response: The Trust has revised the principal risks as requested.

11.Comment: On page 10 of the Prospectus, the Staff notes that the Industry Concentration Risk, listed under Principal Risks, notes that the concentrations were current as of May 31, 2024. Please use a more recent date.

Response: The Trust has revised the principal risks as requested.

12.Comment: On page 17 of the Prospectus, under Principal Investment Strategies, it is noted that each Fund attempts to achieve its investment objective by investing all or substantially all of its assets in component securities of the index. Please confirm given the disclosures included in the principal investment strategy.

Response: The Trust has revised the Principal Investment Strategies as requested.

13.Comment: On page 21 of the Prospectus, under “Risk of Global Economic Shock”, please consider whether to add mention to trade wars and/or tariffs.

Response: The Trust has revised the risk disclosure as requested.

* * * * *

We hope that these responses adequately address your comments. If you or any other Commission staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman ProShare Advisors LLC Senior Director, Counsel